Issuer Free Writing Prospectus dated June 16, 2011
Filed pursuant to Rule 433
Registration File No. 333-173867
Supplementing the Preliminary Prospectus dated June 7, 2011

STEWART & STEVENSON INC.

This free writing prospectus of Stewart & Stevenson LLC, which will prior to the consummation of the initial public offering of its Common Stock be converted under Delaware law to a corporation and change its name to Stewart & Stevenson Inc. (the “Company”),  relates only to the securities described in, and should be read together with, the preliminary prospectus, dated June 7, 2011 (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173867) of Stewart & Stevenson LLC, as filed with the Securities and Exchange Commission on June 7, 2011, which Registration Statement was further amended by Amendment No. 2 thereto on June 16, 2011 (as so amended, the “Registration Statement”), including the section entitled “Risk factors,” before deciding to invest in the securities described below.

Compensation discussion and analysis

The board of directors of the Company has adopted the Company’s Amended and Restated 2007 Incentive Compensation Plan (the “Incentive Plan”), which became effective June 15, 2011, and which effects various amendments to the original version of the Incentive Plan, which became effective on September 27, 2007.  Accordingly, the following changes are made to the Preliminary Prospectus:

1. The first two sentences under the heading “Compensation components—Equity awards” on page 88 of the Preliminary Prospectus are hereby replaced in their entirety with the following:

“The board of directors of the Company has adopted the Company’s Amended and Restated 2007 Incentive Compensation Plan (the “Incentive Plan”), which became effective June 15, 2011, and which effects various amendments to the original version of the Incentive Plan, which became effective on September 27, 2007.”

2. The description of the Incentive Plan under the heading “Compensation components—2007 Incentive Compensation Plan” on pages 90 and 91 of the Preliminary Prospectus is hereby replaced in its entirety with the following:

“2007 Incentive Compensation Plan

The purpose of the Incentive Plan is to attract, reward and retain qualified personnel, and to provide incentives for the Company’s directors, executive officers and selected employees to put forth maximum efforts for the success of the Company’s business. The Incentive Plan permits the granting of awards in the form of options (including “incentive stock options” as described in the Internal Revenue Code) to purchase common stock or units, stock appreciation rights, restricted shares of common stock or units, restricted stock units, performance shares, performance units and senior executive plan bonuses (which may be paid in shares of common stock or units and/or cash).

Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants in the Incentive Plan, a maximum of 2,801,120 shares (which may be in the form of units prior to the Company’s conversion to a corporation) are available for grants of all equity awards under the Incentive Plan. The shares of common stock or units to be issued under the Incentive Plan may consist of treasury shares or authorized but unissued shares of the Company’s common stock or units. If any shares are subject to an award that expires or is forfeited, then those shares will, to the extent of any forfeiture or expiration, again be available for making awards under the Incentive Plan. The Incentive Plan provides that shares or units that were covered by an award the benefit of which is paid in cash instead of shares or units will again be available for issuance under the Incentive Plan. The following shares or units will not be added back to the aggregate Incentive Plan limit: (1) shares or units tendered in payment of the option exercise price; (2) shares or units withheld by the Company to satisfy the tax withholding obligation; and (3) shares that are repurchased by the Company with stock option proceeds. Further, all shares or units covered by a stock appreciation right that is exercised and settled in shares or units, whether or not all shares or units are actually issued to the participant upon exercise of the right, will be considered issued or transferred pursuant to the Incentive Plan.

The performance goals applicable to any award under the Incentive Plan in respect of any participant who is or is likely to become a “covered employee” within the meaning of Section 162(m) of the Internal Revenue Code will be based on specified levels of, growth in, or performance relative to peer company or peer company group performance in, one or more of the following categories (excluding extraordinary or non-recurring items unless otherwise specified): (1) profitability measures; (2) revenue or sales measures; (3) business unit performance; (4) leverage measures; (5) stockholder return; (6) expense management; (7) asset and liability measures; (8) individual performance; (9) supply chain efficiency; (10) customer satisfaction; (11) productivity measures; (12) cash flow measures; (13) return measures; and (14) product development and/or performance.

Awards under the Incentive Plan are subject to the following limitations: (1) the aggregate maximum number of shares of common stock or units issued upon the exercise of incentive stock options is 2,801,120 shares; (2) the aggregate maximum number of shares of common stock or units issued with respect to restricted shares, restricted stock units or performance shares is 1,400,560 shares; (3) the maximum number of shares of common stock or units granted to a participant during any calendar year that may be subject to stock options or appreciation rights is 560,224 shares or units; (4) the maximum number of shares of common stock or units granted to a participant during any calendar year that may be subject to qualified performance-based awards of performance shares, restricted shares or restricted stock units is 560,224 shares; (5) the maximum aggregate cash value of qualified performance-based awards of performance units awarded to any participant in any calendar year is $5,000,000; and (6) the maximum aggregate cash value of qualified performance-based awards to any participant in any calendar year under the Senior Executive Plan intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code is $5,000,000.

Restricted shares and restricted stock units may not become unrestricted by the passage of time sooner than one-third per year over three years unless restrictions lapse sooner by virtue of retirement, death, disability or otherwise, or a change in control. The period of time within which management objectives relating to cash incentive awards, performance shares and performance units must be achieved will be a minimum of one year, subject to earlier lapse or modification by virtue of retirement, death, disability or otherwise, or a change in control. Restricted shares and restricted stock units that vest upon the achievement of management objectives cannot vest sooner than one year from the date of grant, but may be subject to earlier lapse or modification by virtue of retirement, death, disability or otherwise, or a change in control. Under the Incentive Plan, up to 10% of the maximum number of shares or units that may be issued or transferred under the Incentive Plan, as may be adjusted as described in the Incentive Plan, may be used for restricted share, restricted stock unit, performance share and performance unit awards that do not comply with the three-year or one-year vesting requirements set forth in the Incentive Plan.

The Incentive Plan provides that dividends or other distributions on performance shares, restricted shares or restricted stock units that are earned or that have restrictions that lapse as a result of the achievement of management objectives will be deferred until and paid contingent upon the achievement of the applicable management objectives. Except in connection with certain corporate transactions or events described in the Incentive Plan, the repricing of underwater options and stock appreciation rights is prohibited without shareholder approval under the Incentive Plan.

The Incentive Plan includes a definition of “change in control.” In general, a change in control will be deemed to have occurred if:

•                  a person or group buys more than 50% of the Company’s then-outstanding voting securities, subject to certain exceptions;

•                  individuals who at the beginning of any two-year period constituted the Company’s board of directors cease for any reason to constitute at least a majority of the Company’s board of directors, unless their replacements are approved as described in the Incentive Plan;

•                  there is a consummation of a merger, consolidation or similar corporate transaction that results in an actual change in ownership of more than 50% of the voting power of the voting stock of the Company;

•                  the Company’s shareholders approve a complete liquidation of the Company; or

•                  the Company sells or otherwise disposes of all or substantially all of its assets, subject to certain exclusions described in the Incentive Plan. The compensation committee administers the Incentive Plan.

The compensation committee has the full authority and discretion to administer the Incentive Plan and to take any action that is necessary or advisable in connection with the administration of the Incentive Plan, including the authority to select individuals to receive awards; select the types of awards to be granted; determine the terms and conditions of the awards, including the number of shares, the purchase price or exercise price of the awards, if any, and restrictions and performance goals, if any, relating to any award; establish the time when the awards and/or restrictions become exercisable, vest or lapse; and to provide for the accelerated vesting or exercisability of awards upon termination of a participant’s employment by reason of death, disability or retirement, or upon a change in control, or to cancel options and appreciation rights with an exercise price or grant price greater than the consideration offered in connection with a change in control.

While the board of directors may terminate or amend the Incentive Plan at any time, no amendment may adversely impair the rights of a grantee with respect to outstanding awards without the grantee’s consent. In addition, an amendment will be contingent on approval of the Company’s stockholders to the extent required by law or the rules of the principal national securities exchange upon which the Company’s shares or units are traded or quoted. Unless terminated earlier, the Incentive Plan will terminate on the tenth anniversary of the date on which it was approved by the Company’s stockholders, after which no further awards may be made under the Incentive Plan, but will continue to govern unexpired awards.”

To review the Preliminary Prospectus contained in the Registration Statement, click the following link on the SEC website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edSgar/data/1381455/000104746911005683/a2204248zs-1a.htm.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001381455.

STEWART & STEVENSON LLC (THE “COMPANY”) HAS FILED A REGISTRATION STATEMENT, INCLUDING A PRELIMINARY PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS FREE WRITING PROSPECTUS RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT, ANY RELEVANT FREE WRITING PROSPECTUSES AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PRELIMINARY PROSPECTUS IF YOU REQUEST IT BY CALLING J.P. MORGAN SECURITIES LLC TOLL FREE AT 1-866-803-9204; BY CALLING GOLDMAN, SACHS & CO. TOLL FREE AT 1-866-471-2526 OR EMAILING PROSPECTUS-NY@NY.EMAIL.GS.COM; OR BY CALLING CITIGROUP GLOBAL MARKETS INC. TOLL FREE AT 1-800-831-9146.

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